Exhibit 99.1

Yiren Digital Reports Third Quarter 2021 Financial Results

11/24/21

BEIJING, Nov. 24, 2021 /PRNewswire/ -- Yiren Digital Ltd. (NYSE: YRD) ("Yiren Digital" or the "Company"), a leading digital personal financial management platform in China, today announced its unaudited financial results for the third quarter ended September 30, 2021.

Third Quarter 2021 Operational Highlights

Wealth Management

•	Cumulative number of investors served reached 2,612,279 as of September 30, 2021, representing an increase of 2.9% from 2,538,656 as of June 30, 2021 and compared to 2,283,828 as of September 30, 2020.

•	Number of active investors[1] was 427,873 as of September 30, 2021, representing an increase of 11.0% from 385,536 as of June 30, 2021, and compared to 170,907 as of September 30, 2020.

•	Total client assets[2] was RMB17,415.3 million (US$2,702.8 million) as of September 30, 2021, representing an increase of 18.8% from RMB14,660.4 million as of June 30, 2021, and compared to RMB4,994.6 million as of September 30, 2020.

•	Sales volume of investment products amounted to RMB5,030.2 million (US$780.7 million) in the third quarter of 2021, representing a decrease of 5.9% from RMB5,343.6 million in the second quarter of 2021 and compared to RMB4,593.3 million in the same period of 2020.

Consumer Credit

•	Total loans facilitated under loan facilitation model in the third quarter of 2021 reached RMB6.8 billion (US$1.1 billion), representing an increase of 30.3% from RMB5.3 billion in the second quarter of 2021 and compared to RMB3.1 billion in the third quarter of 2020.

•	Cumulative number of borrowers served reached 5,840,424 as of September 30, 2021, representing an increase of 5.1% from 5,558,085 as of June 30, 2021 and compared to 5,060,824 as of September 30, 2020.

•	Number of borrowers served in the third quarter of 2021 was 548,495 representing an increase of 26.3% from 434,153 in the second quarter of 2021 and compared to 143,238 in the third quarter of 2020.

•	Outstanding balance of performing loans facilitated under loan facilitation model reached RMB13,793.9 million (US$2,140.8 million) as of September 30, 2021, representing an increase of 10.0% from RMB12,543.7 million as of June 30, 2021 and compared to RMB6,250.3 million as of September 30, 2020.

"We are delighted to announce a solid quarter with visible increase in profitability and a healthy growth in business scale amid a muted macro environment," said Mr. Ning Tang, Chairman and Chief Executive Officer of Yiren Digital. "And as our business structures continue to integrate and expand, we are seeing growing interactions and synergies between each business line, reinforcing our strategic positioning as a user-centric leading digital personal financial management platform."

"For wealth management, we are pleased to see continued growth in both new investor base and average client asset per investor. As of September 30, 2021, our total client assets exceeded RMB17.4 billion, representing a 19% growth from last quarter and approximately 250% increase from the prior year. On Yiren Wealth's platform, the number of new investors grew 93% quarter-over-quarter and excluding insurance products, the number of investors with client asset over RMB500,000 grew almost three times compared with the prior year, a vivid reflection of our enhanced capabilities to serve a higher segment of our investor spectrum. Moreover, Hexiang insurance contributed RMB735 million in total premium this quarter, up 29% compared with last quarter."

"For our credit business, the total loan facilitation volume maintained a strong growth trajectory reaching RMB6.8 billion for the quarter, representing an increase of 30% quarter over quarter. Driven by our enhanced digital operating capabilities and improved servicing standards, our Yi Xiang Hua APP, the credit-tech platform offering unsecured revolving loans, saw its MAU jumping 82% quarter over quarter to 1.1 million users. Meanwhile, our SME loans, which we started to focus on in the second half of this year, increased by 431% from the last quarter and accounted 25% of our total loan volume in the third quarter."

"In the third quarter, we are pleased to see strong growth across revenue, profit and transaction volume. Total revenue in the third quarter stood at RMB1.2 billion, increasing 20% year over year, with wealth management business becoming an increasingly important growth driver and contributing close to 30% of total revenue. Meanwhile, net income grew three times year on year to over RMB0.3 billion, reflecting a net income margin of 26%, driven by our continued efforts in cost control and increasing operating efficiencies, "said Ms. Na Mei, Chief Financial Officer of Yiren Digital. "Turning to our balance sheet, we ended the quarter with RMB2.3 billion in cash and cash equivalents, representing 6% increase from the prior quarter, leaving us with sufficient resilience to seize any new opportunities."

Third Quarter 2021 Financial Results

Total net revenue in the third quarter of 2021 was RMB1,232.0 million (US$191.2 million), compared to RMB1,022.8 million in the same period last year. Revenue from wealth management business reached RMB337.6 million (US$52.4 million), representing an increase of 20.1% from RMB281.1 million in the third quarter of 2020, as we continue to drive up our wealth management business. Revenue from credit business reached RMB894.4 million (US$138.8 million), representing an increase of 20.6% from RMB741.7 million in the third quarter of 2020, primarily driven by an increase in loan volume.

Sales and marketing expenses in the third quarter of 2021 were RMB407.2 million (US$63.2 million), compared to RMB485.1 million in the same period last year. The decrease was primarily due to internal restructuring to optimize operating efficiencies.

Origination, servicing and other operating costs in the third quarter of 2021 were RMB186.9 million (US$29.0 million), compared to RMB239.7 million in the same period last year. The decrease was due to the improved collection efficiency.

General and administrative expenses in the third quarter of 2021 were RMB139.3 million (US$21.6 million), compared to RMB159.7 million in the same period last year. The decrease was due to enhancement of operational efficiency.

Allowance for contract assets, receivables and others in the third quarter of 2021 was RMB83.6 million (US$13.0 million), compared to RMB25.0million in the same period last year. The increase was primarily driven by the one-time write back to credit impairment in the same period last year due to the better-than-expected credit performance post the pandemic. Excluding the one-time write back impact, allowance for contract assets remained stable compared to the same period last year.

Income tax expense in the third quarter of 2021 was RMB75.9million (US$11.8 million).

Net income in the third quarter of 2021 was RMB320.9 million (US$49.8million), compared to net income of RMB79.8 million in the same period last year.

Adjusted EBITDA[3] (non-GAAP) in the third quarter of 2021 was RMB438.6 million (US$68.1 million), compared to RMB117.5 million in the same period last year.

Basic income per ADS in the third quarter of 2021 was RMB3.8 (US$0.6), compared to a basic income per ADS of RMB0.9 in the same period last year.

Diluted income per ADS in the third quarter of 2021 was RMB3.7 (US$0.6), compared to a diluted income per ADS of RMB0.9 in the same period last year.

Net cash generated from operating activities in the third quarter of 2021 was RMB323.8 million (US$50.3 million), compared to RMB3.1 million in the same period last year.

Net cash used in investing activities in the third quarter of 2021 was RMB233.8 million (US$36.3 million), compared to RMB99.5 million in the same period last year.

As of September 30, 2021, cash and cash equivalents was RMB2,328.4 million (US$361.4 million), compared to RMB2,192.5 million as of June 30, 2021. As of September 30, 2021, the balance of held-to-maturity investments was RMB2.2 million (US$0.3 million), compared to RMB2.2 million as of June 30, 2021. As of September 30, 2021, the balance of available-for-sale investments was RMB277.9 million (US$43.1 million), compared to RMB224.3 million as of June 30, 2021.

Delinquency rates. As of September 30, 2021, the delinquency rates for loans facilitated that are past due for 15-29 days, 30-59 days and 60-89 days were 0.7%, 0.9% and 0.8% respectively, compared to 0.5%, 0.8% and 0.7% respectively as of June 30, 2021.

Cumulative M3+ net charge-off rates. As of September 30, 2021, the cumulative M3+ net charge-off rate for loans facilitated in 2018, 2019 and 2020 was 9.9%, 11.0% and 4.8% respectively, as compared to 9.9%, 10.5% and 3.7% respectively as of June 30, 2021.

[1] Active investors refer to those who have made at least one investment through our wealth management platform or have had client assets with us above zero in the past twelve months.

[2] Client assets refer to the outstanding balance of client assets generated through our platforms, where an asset is counted towards the outstanding balance for so long as it continues to be held by the investor who acquired it through our platform.

[3] "Adjusted EBITDA" is a non-GAAP financial measure. For more information on this non-GAAP financial measure, please see the section of "Operating Highlights and Reconciliations of GAAP to Non-GAAP Measures" and the table captioned "Reconciliations of Adjusted EBITDA" set forth at the end of this press release.

Non-GAAP Financial Measures

In evaluating the business, the Company considers and uses several non-GAAP financial measures, such as adjusted EBITDA and adjusted EBITDA margin as supplemental measures to review and assess operating performance. We believe these non-GAAP measures provide useful information about our core operating results, enhance the overall understanding of our past performance and prospects and allow for greater visibility with respect to key metrics used by our management in our financial and operational decision-making. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The non-GAAP financial measures have limitations as analytical tools. Other companies, including peer companies in the industry, may calculate these non-GAAP measures differently, which may reduce their usefulness as a comparative measure. The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating our performance. See "Operating Highlights and Reconciliation of GAAP to Non-GAAP measures" at the end of this press release.

Board Composition Change

Mr. Dennis Cong has resigned from the board of directors of the Company, having fulfilled his term as a board member since November 2020, effective from November 24, 2021.

Currency Conversion

This announcement contains currency conversions of certain RMB amounts into US$ at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to US$ are made at a rate of RMB6.4434 to US$1.00, the effective noon buying rate on September 30, 2021, as set forth in the H.10 statistical release of the Federal Reserve Board.

Conference Call

Yiren Digital's management will host an earnings conference call at 7:00 a.m. U.S. Eastern Time on November 24, 2021 (or 8:00 p.m. Beijing/Hong Kong Time on November 24, 2021).

Participants who wish to join the call should register online in advance of the conference at:

http://apac.directeventreg.com/registration/event/8382762

Please note the Conference ID number of 8382762.

Once registration is completed, participants will receive the dial-in information for the conference call, an event passcode, and a unique registrant ID number.

Participants joining the conference call should dial-in at least 10 minutes before the scheduled start time.

A replay of the conference call may be accessed by phone at the following numbers until December 2, 2021:

International	+61 2-8199-0299
U.S.	+1 646-254-3697

Replay Access Code:8382762

Additionally, a live and archived webcast of the conference call will be available at ir.yirendai.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute "forward-looking" statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward- looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "target," "confident" and similar statements. Such statements are based upon management's current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond Yiren Digital's control. Forward-looking statements involve risks, uncertainties, and other factors that could cause actual results to differ materially from those contained in any such statements. Potential risks and uncertainties include, but are not limited to, uncertainties as to Yiren Digital's ability to attract and retain borrowers and investors on its marketplace, its ability to introduce new loan products and platform enhancements, its ability to compete effectively, PRC regulations and policies relating to the peer-to-peer lending service industry in China, general economic conditions in China, and Yiren Digital's ability to meet the standards necessary to maintain listing of its ADSs on the NYSE or other stock exchange, including its ability to cure any non-compliance with the NYSE's continued listing criteria. Further information regarding these and other risks, uncertainties or factors is included in Yiren Digital's filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and Yiren Digital does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

About Yiren Digital

Yiren Digital Ltd. is a leading digital personal financial management platform in China. The Company provides customized asset allocation services and wealth management solutions to China's mass affluent population as well as utilizes online and offline channels to provide retail credit facilitation services to individual borrowers and small business owners.

Unaudited Condensed Consolidated Statements of Operations

(in thousands, except for share, per share and per ADS data, and percentages)

	For the Three Months Ended				For the Nine Months Ended
	September 30, 2020	June 30, 2021	September 30, 2021	September 30, 2021	September 30, 2020	September 30, 2021	September 30, 2021
	RMB	RMB	RMB	USD	RMB	RMB	USD
Net revenue:
Loan facilitation services	406,413	551,373	601,283	93,318	936,038	1,694,788	263,027
Post-origination services	195,570	40,584	39,024	6,056	468,567	124,394	19,306
Account management services	157,327	-	-	-	871,213	-	-
Insurance brokerage services	102,495	151,801	199,406	30,947	122,040	510,911	79,292
Financing services	3,075	125,267	144,614	22,444	5,310	384,813	59,722
Others	157,882	256,010	247,664	38,437	397,943	742,083	115,169
Total net revenue	1,022,762	1,125,035	1,231,991	191,202	2,801,111	3,456,989	536,516
Operating costs and expenses:
Sales and marketing	485,055	436,882	407,172	63,192	1,609,962	1,249,230	193,877
Origination,servicing and other operating costs	239,655	182,667	186,915	29,009	507,756	544,107	84,444
General and administrative	159,670	127,690	139,321	21,622	481,279	386,876	60,042
Allowance for contract assets, receivables and others	25,016	93,433	83,578	12,971	337,109	318,243	49,391
Total operating costs and expenses	909,396	840,672	816,986	126,794	2,936,106	2,498,456	387,754
Other income/(expenses):
Interest income/(expense), net	11,003	(22,782)	(21,565)	(3,347)	53,069	(55,327)	(8,587)
Fair value adjustments related to Consolidated ABFE	(30,905)	(20,916)	(526)	(82)	(89,882)	(49,162)	(7,630)
Others, net	2,726	14,674	3,934	611	11,400	23,730	3,683
Total other expenses	(17,176)	(29,024)	(18,157)	(2,818)	(25,413)	(80,759)	(12,534)
Income/(loss) before provision for income taxes	96,190	255,339	396,848	61,590	(160,408)	877,774	136,228
Income tax expense/(benefit)	16,353	55,259	75,923	11,783	(27,269)	175,555	27,245
Net income/(loss)	79,837	200,080	320,925	49,807	(133,139)	702,219	108,983

Weighted average number of ordinary shares outstanding, basic	182,144,192	167,974,463	170,193,542	170,193,542	184,444,536	168,719,693	168,719,693
Basic income/(loss) per share	0.4383	1.1911	1.8856	0.2926	(0.7218)	4.1620	0.6459
Basic income/(loss) per ADS	0.8766	2.3822	3.7712	0.5852	(1.4436)	8.3240	1.2918

Weighted average number of ordinary shares outstanding, diluted	182,730,892	169,173,603	171,571,392	171,571,392	184,444,536	169,972,343	169,972,343
Diluted income/(loss) per share	0.4369	1.1827	1.8705	0.2903	(0.7218)	4.1314	0.6412
Diluted income/(loss) per ADS	0.8738	2.3654	3.7410	0.5806	(1.4436)	8.2628	1.2824

Unaudited Condensed Consolidated Cash Flow Data
Net cash generated/(used in) from operating activities	3,098	(212,993)	323,819	50,259	501,097	(31,185)	(4,840)
Net cash used in investing activities	(99,460)	(208,539)	(233,782)	(36,283)	(815,567)	(728,377)	(113,042)
Net cash provided by financing activities	81,693	144,107	49,770	7,723	55,961	473,277	73,451
Effect of foreign exchange rate changes	(3,389)	(278)	(257)	(41)	(2,269)	(653)	(101)
Net (decrease)/increase in cash, cash equivalents and restricted cash	(18,058)	(277,703)	139,550	21,658	(260,778)	(286,938)	(44,532)
Cash, cash equivalents and restricted cash, beginning of period	3,026,422	2,558,363	2,280,660	353,953	3,269,142	2,707,148	420,143
Cash, cash equivalents and restricted cash, end of period	3,008,364	2,280,660	2,420,210	375,611	3,008,364	2,420,210	375,611

Unaudited Condensed Consolidated Balance Sheets

(in thousands)

	As of
	December 31, 2020	June 30, 2021	September 30, 2021	September 30, 2021
	RMB	RMB	RMB	USD
Cash and cash equivalents	2,469,909	2,192,500	2,328,380	361,359
Restricted cash	237,239	88,160	91,830	14,252
Accounts receivable	122,742	228,554	258,729	40,154
Contract assets, net	750,174	1,063,470	1,191,497	184,917
Contract cost	65,529	44,684	34,707	5,386
Prepaid expenses and other assets	278,591	213,942	358,052	55,569
Loans at fair value	192,156	112,931	82,474	12,800
Financing receivables	1,253,494	1,738,742	1,969,456	305,656
Amounts due from related parties	884,006	1,064,703	768,646	119,292
Held-to-maturity investments	3,286	2,233	2,200	341
Available-for-sale investments	175,515	224,336	277,934	43,135
Property, equipment and software, net	147,193	123,491	115,326	17,898
Deferred tax assets	16,745	8,629	6,285	975
Right-of-use assets	105,674	93,783	70,897	11,003
Total assets	6,702,253	7,200,158	7,556,413	1,172,737
Accounts payable	9,903	64,469	36,799	5,711
Amounts due to related parties	970,309	498,053	474,925	73,707
Deferred revenue	50,899	21,137	11,862	1,841
Payable to investors at fair value	52,623	51,289	50,814	7,886
Accrued expenses and other liabilities	1,208,915	1,238,591	1,245,263	193,262
Secured borrowings	500,500	968,600	1,038,600	161,188
Refund liability	10,845	6,412	5,927	920
Deferred tax liabilities	38,741	118,654	147,575	22,903
Lease liabilities	81,854	70,114	53,194	8,256
Total liabilities	2,924,589	3,037,319	3,064,959	475,674
Ordinary shares	121	122	123	19
Additional paid-in capital	5,058,176	5,065,177	5,096,994	791,041
Treasury stock	(40,147)	(40,147)	(42,502)	(6,596)
Accumulated other comprehensive income	17,108	16,139	14,442	2,241
Accumulated deficit	(1,257,594)	(878,452)	(577,603)	(89,642)
Total equity	3,777,664	4,162,839	4,491,454	697,063
Total liabilities and equity	6,702,253	7,200,158	7,556,413	1,172,737

Operating Highlights and Reconciliation of GAAP to Non-GAAP Measures

(in thousands, except for number of  borrowers, number of investors and percentages)

	For the Three Months Ended				For the Nine Months Ended
	September 30, 2020	June 30, 2021	September 30, 2021	September 30, 2021	September 30, 2020	September 30, 2021	September 30, 2021
	RMB	RMB	RMB	USD	RMB	RMB	USD
Operating Highlights
Amount of investment in current investment products	4,593,256	5,343,601	5,030,228	780,679	8,942,780	16,196,885	2,513,717
Number of investors in current investment products	76,707	120,091	127,378	127,378	90,888	299,186	299,186
Amount of loans facilitated under loan facilitation model	3,148,367	5,252,859	6,841,921	1,061,849	5,412,281	17,025,066	2,642,249
Number of borrowers	143,238	434,153	548,495	548,495	360,170	967,057	967,057
Remaining principal of performing loans facilitated under loan facilitation model	6,250,343	12,543,745	13,793,925	2,140,784	6,250,343	13,793,925	2,140,784

Segment Information
Wealth management:
Revenue	281,050	286,839	337,627	52,399	1,019,307	888,209	137,848
Sales and marketing expenses	43,879	29,044	55,463	8,608	156,659	123,494	19,166
Origination,servicing and other operating costs	105,522	150,505	159,348	24,731	176,015	442,363	68,654

Consumer credit:
Revenue	741,712	838,196	894,364	138,803	1,781,804	2,568,780	398,668
Sales and marketing expenses	441,176	407,838	351,709	54,584	1,453,303	1,125,736	174,711
Origination,servicing and other operating costs	134,134	32,162	27,567	4,278	331,741	101,744	15,790

Reconciliation of Adjusted EBITDA
Net income/(loss)	79,837	200,080	320,925	49,807	(133,139)	702,219	108,983
Interest (income)/expense, net	(11,003)	22,782	21,565	3,347	(53,069)	55,327	8,587
Income tax expense/(benefit)	16,353	55,259	75,923	11,783	(27,269)	175,555	27,245
Depreciation and amortization	23,404	12,170	8,449	1,311	74,943	35,770	5,551
Share-based compensation	8,952	5,090	11,742	1,822	16,447	16,592	2,575
Adjusted EBITDA	117,543	295,381	438,604	68,070	(122,087)	985,463	152,941
Adjusted EBITDA margin	11.5%	26.3%	35.6%	35.6%	-4.4%	28.5%	28.5%

Delinquency Rates (Loan Facilitation Model)
	15-29 days	30-59 days	60-89 days
All Loans
December 31, 2015	1.3%	1.9%	1.5%
December 31, 2016	0.6%	0.8%	0.7%
December 31, 2017	0.5%	0.8%	0.6%
December 31, 2018	1.0%	1.8%	1.7%
December 31, 2019	0.8%	1.3%	1.0%
December 31, 2020	0.5%	0.7%	0.6%
March 31, 2021	0.5%	0.8%	0.6%
June 30, 2021	0.5%	0.8%	0.7%
September 30, 2021	0.7%	0.9%	0.8%

Online Channels
December 31, 2015	0.4%	0.7%	0.5%
December 31, 2016	0.8%	1.1%	1.7%
December 31, 2017	0.3%	0.2%	0.0%
December 31, 2018	0.9%	1.7%	1.5%
December 31, 2019	1.0%	2.1%	1.6%
December 31, 2020	0.6%	1.0%	1.1%
March 31, 2021	0.5%	0.9%	0.7%
June 30, 2021	0.7%	0.9%	0.8%
September 30, 2021	0.8%	1.1%	0.9%

Offline Channels
December 31, 2015	1.3%	2.0%	1.6%
December 31, 2016	0.6%	0.8%	0.7%
December 31, 2017	0.5%	0.9%	0.7%
December 31, 2018	1.1%	1.9%	1.8%
December 31, 2019	0.7%	0.9%	0.7%
December 31, 2020	0.4%	0.6%	0.4%
March 31, 2021	0.4%	0.7%	0.6%
June 30, 2021	0.4%	0.7%	0.6%
September 30, 2021	0.6%	0.8%	0.7%

Net Charge-Off Rate (Loan Facilitation Model)
Loan Issued Period	Amount of Loans Facilitated During the Period	Accumulated M3+ Net Charge-Off as of September 30, 2021	Total Net Charge-Off Rate as of September 30, 2021
	(in RMB thousands)	(in RMB thousands)
2015	4,530,824	249,527	5.5%
2016	3,749,815	318,255	8.5%
2017	5,043,494	525,863	10.4%
2018	4,211,573	415,810	9.9%
2019	3,431,443	375,802	11.0%
2020	9,614,819	465,215	4.8%
2021H1	10,183,146	136,363	1.3%

M3+ Net Charge-Off Rate (Loan Facilitation Model)
Loan Issued Period	Month on Book
	4	7	10	13	16	19	22	25	28	31	34
2015Q1	1.0%	1.9%	2.8%	3.7%	4.3%	4.8%	5.1%	5.3%	5.3%	5.3%	5.2%
2015Q2	1.1%	2.8%	4.2%	5.3%	6.2%	6.7%	7.0%	7.0%	6.9%	6.8%	6.8%
2015Q3	0.6%	2.2%	3.8%	5.0%	5.9%	6.5%	6.7%	6.8%	6.7%	6.7%	6.7%
2015Q4	1.0%	1.5%	2.2%	2.8%	3.1%	3.4%	3.7%	4.0%	4.2%	4.4%	4.4%
2016Q1	0.6%	0.9%	1.3%	1.7%	2.0%	2.2%	2.4%	2.7%	2.9%	3.0%	3.2%
2016Q2	0.6%	1.4%	2.3%	3.0%	3.6%	4.2%	4.8%	5.4%	5.8%	6.0%	6.2%
2016Q3	0.4%	1.7%	2.7%	4.1%	5.3%	6.5%	7.7%	8.6%	9.3%	9.3%	9.5%
2016Q4	0.3%	2.1%	3.8%	5.4%	7.2%	9.2%	10.4%	11.5%	12.4%	12.9%	13.3%
2017Q1	0.3%	1.6%	3.4%	5.3%	7.5%	8.9%	10.0%	10.9%	11.6%	12.1%	12.3%
2017Q2	4.1%	5.8%	7.9%	9.6%	11.3%	12.5%	13.2%	13.9%	14.6%	14.9%	15.1%
2017Q3	0.3%	1.6%	3.5%	4.9%	6.5%	7.6%	8.4%	8.9%	9.4%	9.9%	10.1%
2017Q4	0.2%	2.3%	5.1%	6.5%	7.9%	9.0%	9.7%	10.2%	10.7%	11.2%	10.6%
2018Q1	0.2%	2.9%	5.1%	6.8%	7.2%	7.9%	8.4%	8.7%	9.0%	8.6%	8.1%
2018Q2	0.7%	4.1%	7.1%	9.4%	11.2%	12.4%	13.4%	14.1%	14.3%	14.1%	14.1%
2018Q3	0.2%	2.8%	3.6%	4.5%	5.2%	6.4%	7.0%	7.0%	6.9%	7.0%	6.9%
2018Q4	0.6%	2.2%	3.4%	5.2%	6.9%	9.0%	9.7%	9.9%	9.6%	9.7%
2019Q1	0.0%	0.8%	2.0%	3.4%	5.3%	5.9%	6.3%	6.3%	6.3%
2019Q2	0.1%	1.5%	4.5%	7.5%	8.8%	9.2%	9.9%	10.3%
2019Q3	0.2%	2.9%	6.8%	9.0%	10.4%	12.0%	13.2%
2019Q4	0.4%	3.1%	4.9%	6.3%	7.2%	7.9%
2020Q1	0.6%	2.3%	4.1%	5.2%	6.0%
2020Q2	0.5%	2.5%	4.2%	5.3%
2020Q3	1.1%	3.3%	5.1%
2020Q4	0.3%	1.8%
2021Q1	0.4%